AUDIO CARDIO, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For Period December 31, 2019 to December 31, 2019

	Shares	Par Value	Additional Paid - In Capital	Additional Paid - In Capital- SAFES	Additional Paid - In Capital -Shared Based Compensation	Retained Earnings	Total Stockholder's Equity
Balance as of December 31, 2019	7267500	$7,305	$0.00	$350,000.00	37	-$138,694.00	$218,611.00
Issuance of common stock	0	0	0	0	0	0	0
Issuance of SAFEs	0	0	0	0	0	0	0
Share-based compensation	1,265,000	1,265	0	0	1,265	0	1,265
Net Income (Loss)	0	0	0	0	0	(31,416)	(31,416)
Balance as of December 31, 2020	8,569,500	$8,570	$0	$350,000	$1,265	($170,110)	$188,460
Issuance of common stock	0	0	0	0	0	0	0
Issuance of SAFEs	0	0	0	185,835	0	0	185,835
Share-based compensation	534,648	754	0	0	754	0	754
Net Income (Loss)	0	0	0	0	0	(9336)	(9336)
Balance as of December 31, 2021	9,104,148	$9,324	$0	$535,835	$2,019	($179,446)	$365,713